Pepco Holdings, Inc

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
April 21, 2010

Media Contact: MQ Riding, 302-463-1022
mq.riding@conectiv.com

Investor Contact: Donna Kinzel, 302-429-3004
donna.kinzel@pepcoholdings.com

Pepco Holdings to Sell Conectiv Energy's Generation Assets
Calpine to pay $1.7 billion
Exit from merchant power business expected to generate funds of approximately $2 billion

WASHINGTON - Pepco Holdings, Inc. (NYSE: POM) today announced it has reached an agreement to sell its Conectiv Energy power generation assets to Calpine Corporation (NYSE: CPN), for $1.65 billion, plus the value of the fuel inventory at closing (estimated to be $50 million) and subject to various closing adjustments. The sale is expected to close by the end of June 2010. The sale does not include Conectiv Energy's load service supply contracts, energy hedging portfolio, certain tolling agreements, and several other non-core assets. PHI expects to liquidate the remaining contracts and assets within the next 12 months. The proceeds from the liquidation, combined with the return of collateral posted under the contracts, will further enhance the value of the transaction to PHI.

"The sale of Conectiv Energy repositions PHI as fundamentally a regulated utility company," said Joseph M. Rigby, PHI Chairman, President and Chief Executive Officer. "The sale also provides a number of significant benefits including an improved business risk profile, reduced volatility of future earnings, significantly reduced exposure to the energy commodity markets, lower capital and collateral requirements, and a strengthened credit profile." Rigby added, "Taking action now delivers real value in the near term such as an improved balance sheet and the elimination of the need to issue equity until at least 2012. It also supports our commitment to the current dividend."

The estimated proceeds associated with the sale to Calpine and the liquidation of the remaining contracts and assets, combined with the return of collateral posted under the contracts, is expected to result in funds to PHI of approximately $2.05 billion, or approximately $1.75 billion net of $300 million of estimated taxes on the sale and liquidation of the assets. PHI expects to use the $1.75 billion of net funds primarily for PHI debt reduction. PHI currently estimates that the sale of the Conectiv Energy generation assets and the liquidation of the remaining contracts and assets will result in a loss for financial reporting purposes through the next twelve months in the range of $60 million to $90 million, after tax. The loss to be recognized in the second quarter of 2010 could exceed this range because unrealized losses on certain contracts will be required to be recorded during the quarter. PHI currently estimates that these unrealized losses will be offset over the next twelve months by gains from the liquidation of load service supply contracts. Beginning with its financial statements for the quarter ended June 30, 2010, the entire Conectiv Energy business segment will be reported in discontinued operations. As a result of this transaction, PHI expects there will be a reduction of approximately 150 jobs.

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The transaction will require the approval of the Federal Energy Regulatory Commission and satisfaction of the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Conectiv Energy is a competitive wholesale generation energy company headquartered in Newark, Del. The 3,860 megawatt generation fleet consists primarily of combined cycle power plants located in the Mid-Atlantic states, and the business operates in the PJM, New York and New England power pools. In addition, Conectiv Energy has a 565 megawatt gas fired combined cycle power plant under construction near Delta, Pa.

Calpine is the largest pure-play independent power producer in the country with nearly 25,000 megawatts of generation capacity in 16 states and Canada. It also is regarded as an environmental leader in power generation because its 76 power plants use only clean-burning natural gas or renewable geothermal energy.

Pepco Holdings is being advised in the sale by Credit Suisse and Morgan Stanley. Covington & Burling LLP acted as legal counsel to the company.

CONFERENCE CALL FOR INVESTORS
Pepco Holdings, Inc. will host a conference call to discuss the transaction on Wednesday, April 21 at 10:00 a.m. E.D.T. Presentation materials will be available on the Company's website prior to the call. The conference call may be accessed on the Internet at http://www.pepcoholdings.com/investors or by calling 1-866-804-6920. The pass code for the call is 95205537. International callers may access the call by dialing 1-857-350-1666, and using the same pass code, 95205537. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 68588443. If calling internationally, dial 1-617-801-6888 and enter pass code 68588443. An audio archive will be available at PHI's Web site, http://www.pepcoholdings.com/investors.

*Reporters are invited to participate in the 11:00 a.m. media call and may ask questions at that time.

CONFERENCE CALL FOR MEDIA
Pepco Holdings, Inc. will host a conference call to discuss the transaction on Wednesday, April 21 at 11:00 a.m. E.D.T. The conference call may be accessed by calling 1-800-638-4930. The pass code for the call is 80085755. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 92973800.

* For a list of Conectiv Generating Stations go to: http://www.conectiv.com/page/our-generating-stations

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About PHI: Pepco Holdings, Inc., headquartered in Washington, D.C., delivers electricity and natural gas to about 1.9 million customers in Delaware, the District of Columbia, Maryland, and New Jersey, through its subsidiaries Pepco, Delmarva Power and Atlantic City Electric. PHI also provides competitive wholesale generation services through Conectiv Energy and retail energy products and services through Pepco Energy Services.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and capital and credit market conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.